Exhibit 12(f)
KENTUCKY UTILITIES COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						Predeces-
	Successor (a)					sor (b)
	Year	Year	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,
	2014	2013	2012	2011	2010	2010
Earnings, as defined:
Income Before Income Taxes	$355	$360	$215	$282	$55	$218
Adjustment to reflect earnings from
equity method investments on a cash
basis (c)	(1)	(1)	33	(1)		(4)
	354	359	248	281	55	214

Total fixed charges as below	80	73	72	73	11	71

Total earnings	$434	$432	$320	$354	$66	$285

Fixed charges, as defined:
Interest charges (d)	$77	$70	$69	$70	$10	$69
Estimated interest component of
operating rentals	3	3	3	3	1	2

Total fixed charges	$80	$73	$72	$73	$11	$71

Ratio of earnings to fixed charges	5.4	5.9	4.4	4.8	6.0	4.0

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

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